Exhibit 97.1

MANHATTAN ASSOCIATES, INC.

Incentive Compensation Recoupment Policy

Effective October 2, 2023

This Incentive Compensation Recoupment Policy (this “Policy”) has been adopted by the Board of Directors of Manhattan Associates, Inc., a Georgia corporation (the “Company”), effective as of October 2, 2023 (the “Effective Date”). This Policy supersedes the previous Incentive Compensation Recoupment Policy adopted effective January 27, 2022 (the “Prior Policy”), except as set forth in Section 2 below.

1.
Recoupment of Certain Incentive-Based Compensation due to Accounting Restatement. Following the Effective Date, if the Company is required to prepare an Accounting Restatement, the Company will take action, subject to the terms of this Policy, to attempt to Recoup reasonably promptly any Excess Incentive-Based Compensation Received by any Covered Executive during the Recoupment Period, regardless of the individual fault of a Covered Executive for that Accounting Restatement.
2.
Covered Compensation. Recoupment under this Policy will apply to Excess Incentive-Based Compensation that (a) at the time of the grant, award, earning, vesting, or Receipt is governed by a document that states, in effect, that the grant, award, earning, vesting, or Receipt would be subject to an incentive compensation recoupment policy adopted by the Company, or (b) is Received on or after the Effective Date.

When Excess Incentive-Based Compensation is not covered by the preceding paragraph, that Excess Incentive-Based Compensation will be subject to Recoupment under the Prior Policy to the extent it is subject to that policy.

3.
Definitions. In addition to any other terms defined in this Policy, the following definitions will apply:
a.
“Accounting Restatement” means an accounting restatement the Company is required to prepare due to the Company’s material noncompliance with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. (An Accounting Restatement will not include a restatement resulting from a change in accounting policies or principles.)
b.
“Covered Executive” means any individual who is a current or former (i) senior vice president or more senior officer of the Company or (ii) Executive Officer, and who served as a Covered Executive at any time during the performance period for the relevant Incentive-Based Compensation.
c.
“Excess Incentive-Based Compensation” means the amount or value of a Covered Executive’s Incentive-Based Compensation Received that exceeds the amount of Incentive-Based Compensation that otherwise would have been Received had it been determined based on the amounts set forth in the Accounting Restatement, computed without regard to any taxes paid. Where the amount of Excess Incentive-Based Compensation is not subject to mathematical recalculation directly from the Accounting Restatement, as with

FILENAME \* MERGEFORMAT 2023.10.02 Incentive Compensation Recoupment Policy

Financial Reporting Measures such as stock price or total shareholder return, the amount of Excess Incentive-Based Compensation will be based on a reasonable estimate of the effect of the Accounting Restatement on that Financial Reporting Measure. The Company must maintain documentation of the determination of that reasonable estimate and provide that documentation to Nasdaq.
d.
“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. Executive officers of the Company’s parents or subsidiaries are deemed executive officers of the Company if they perform those policy making functions for the Company. Executive Officers will include at a minimum the executive officers whose biographies appear in the Company’s Annual Report on Form 10-K or Proxy Statement for its Annual Meeting of Shareholders.
e.
“Exchange Act” means the U.S. Securities and Exchange Act of 1934, as amended.
f.
“Financial Reporting Measures” means measures determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, measures derived wholly or in part from those measures and stock price and total shareholder return, in each case whether or not presented in the Company’s financial statements or included in a Company filing with the U.S. Securities and Exchange Commission.
g.
“Incentive-Based Compensation” means, with respect to a Covered Executive, any compensation granted, awarded, earned, vested or Received based wholly or in part on the attainment of a Financial Reporting Measure. Examples of “compensation” include but are not limited to cash incentives under the Company’s cash bonus plan, and stock options, stock appreciation rights, restricted stock, performance shares, restricted stock units and performance share units under the Company’s long-term incentive plans.
h.
“Nasdaq” means the Nasdaq Stock Market.
i.
Incentive-Based Compensation is “Received” in the Company’s fiscal period during which the Financial Reporting measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period. “Receive” and “Receipt” have similar meanings.
j.
“Recoupment” means cancellation, recovery, recoupment, reimbursement, forfeiture or similar actions relating to compensation granted, awarded, paid, earned, vested, or Received. “Recoup” and “Recouped” have similar meanings.
k.
“Recoupment Period” means the three completed fiscal years preceding the date the Company is required to prepare an Accounting Restatement, plus any “transition period” resulting from a change in fiscal year to the extent provided in Rule 5608. The date the Company is required to prepare an Accounting Restatement will be determined by reference to Rule 5608. Recoupment actions under this Policy will be taken on or after that date and are not dependent on if or when restated financial statements are filed.
l.
“Rule 5608” means Nasdaq Rule 5608 and any successor rule.
4.
Methods of Recoupment of Excess Incentive-Based Compensation. In the sole discretion of the Compensation Committee of the Board of Directors (the “Committee”), and subject to applicable law, Recoupment under this Policy may include (without limiting any other legal method of Recoupment):

a.
Cancelling outstanding vested or unvested Incentive-Based Compensation awards;
b.
Forfeiture of common stock obtained from Incentive-Based Compensation awards;
c.
Offsetting the value of any Excess Incentive-Based Compensation against any other amounts owed by the Company to the Covered Executive;
d.
Reducing future Incentive-Based Compensation payable to a Covered Executive following an Accounting Restatement; or
e.
Seeking recovery of any gain realized from the vesting, exercise, settlement, sale, transfer or other disposition of any equity or equity-linked Incentive-Based Compensation.

The Committee may not seek to reduce any future amount payable or to be provided to the Covered Executive that is considered “non-qualified deferred compensation” under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and the regulations and guidance promulgated under that section. Any Excess Incentive-Based Compensation that is considered “non-qualified deferred compensation” under Section 409A and to which this Policy is applicable may be subject to forfeiture instead.

There will be no duplication of Recoupment under this Policy and any of 15 U.S.C. Section 7243 (Section 304 of the Sarbanes-Oxley Act of 2002) or Section 10D of the Exchange Act and related Rule 10D-1.

5.
Interpretation of this Policy; Committee Determinations. The Committee has the exclusive power and authority to administer this Policy, including to interpret the provisions of this Policy and to make all determinations deemed necessary or advisable for the administration of this Policy, including what constitutes Incentive-Based Compensation and Excess Incentive-Based Compensation. All Committee actions, interpretations, and determinations taken or made will be final and binding. The Committee will seek to interpret this Policy consistently in all material respects with Rule 5608 and Section 10D of the Exchange Act and related Rule 10D-1.
6.
Due Process. Before the Committee determines to seek Recoupment pursuant to this Policy, it will provide the Covered Executive, where feasible, with written notice and the opportunity to be heard at a meeting of the Committee (which may be in-person or virtual, as determined by the Committee).
7.
No Indemnification. The Company will not indemnify any Covered Executive against the loss of Excess Incentive-Based Compensation.
8.
Other Rights. This Policy will be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators, or other legal representatives. The exercise by the Committee of any rights pursuant to this Policy will be without prejudice to any other rights the Company may have with respect to any Covered Executive subject to this Policy (it being understood that the Company maintains the rights that it has at law, in any other Company policy, or in any employment, equity, or other agreement applicable to the Covered Executive, to cancel or recover any compensation or award, or to exercise any other remedy).
9.
Amendment; Termination. The Committee may at any time in its sole discretion supplement or amend any provision of this Policy in any respect, including to amend this Policy as it deems necessary to reflect amendments to Rule 5608 or to Section 10D of the Exchange Act and related Rule 10D-1. The Committee may terminate this Policy at any time, subject to compliance with Rule 5608, Section 10D and Rule 10D-1.

10.
Impracticability. This Policy will not apply to the extent the Committee determines Recoupment would be impracticable based on one or more of the following conditions:
a.
The direct expense to be paid to a third party to assist in enforcing the Policy would exceed the amount to be Recouped, provided that the Committee makes its determination following the Company having made a reasonable attempt to Recoup that Excess Incentive-Based Compensation, its documentation of those attempts, and its provision of that documentation to Nasdaq.
b.
Recoupment would violate a home country law adopted prior to November 28, 2022, provided that the Committee makes its determination following the Company having obtained an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in that violation, and its provision of a copy of the opinion to Nasdaq.
c.
Recovery likely would cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Sections 401(a)(13) or 411(a) of the Code and the related regulations.